SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of December, 2023

Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA

(Exact name of registrant as specified in its charter)

Energy Company of Paraná

(Translation of Registrant's name into English)

José Izidoro Biazetto, 158
81200-240 Curitiba, Paraná
Federative Republic of Brazil
+55 (41) 3331-4011

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

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COMPANHIA PARANAENSE DE ENERGIA - COPEL

Corporate Taxpayer’s ID (CNPJ/MF): 76.483.817/0001-20

PUBLICLY-HELD COMPANY

CVM Registration 1431-1

Company Registry (NIRE): 41300036535

CERTIFICATE OF THE MINUTES OF THE 245TH

BOARD OF DIRECTORS’ MEETING

I hereby certify, for all legal purposes, that the members of the Board of Directors (BoD) met on December 13, 2023, at 8:30 a.m. at Rua José Izidoro Biazetto, 158 - Bloco A, in the city of Curitiba, state of Paraná. Mr. Marcel Martins Malczewski, Chair of the Board, invited me, Amilton Paulo de Oliveira, to act as secretary.

The Board of Directors resolved on the following matters, among other topics:

1. Discussion about the Internal Regulations of the Executive Boards of Copel Holding and its Wholly-Owned Subsidiaries, Mr. Vicente Loiácono Neto, Governance, Risks, and Compliance Director, accompanied by his team, presented the proposal for the amendment to the Internal Regulations of the Executive Boards of Copel Holding and its Wholly-Owned Subsidiaries, taking into consideration the actions resulting from the transformation process of Copel into a publicly held company without a controlling shareholder (“Corporate Transformation”). He informed that the proposal includes amendments to the Board’s governance, as well as improvements resulting from the work performed by the consulting firm Alvarez & Marsal. Then, the Sustainable Development Committee (CDS) members were heard, presenting their considerations on the matter to the Board, which was discussed and recorded in its 32nd Meeting, held on December 12, 2023. After discussing the matter, which is detailed in the material provided and remains under the custody of the Corporate Governance Department (SEC), and considering the favorable recommendation of the Company’s Executive Board, recorded in its 2582nd Meeting held on December 08, 2023, the Board of Directors approved the proposal for the amendment to the Internal Regulations of the Executive Boards of Copel Holding and its Wholly-Owned Subsidiaries.

2. Election of Executive Officers of Copel (Holding) - 2024-2025 term of office, the Chair informed about the need to assess the reappointment of Daniel Pimentel Slaviero as CEO of Copel (Holding) for the 2024-2025 term of office. In the exercise of his powers under item X of Article 36 of the Bylaws, he proposed the reappointment of the Executive Officers of Copel (Holding) as follows: Adriano Rudek de Moura as Chief Financial and Investor Relations Officer, Eduardo Vieira de Souza Barbosa as Legal and Compliance Officer, Cassio Santana da Silva as New Businesses Officer, Ana Letícia Feller as People and Corporate Management Officer, Vicente Loiácono Neto as Deputy Governance, Risks, and Compliance Officer, and David Campos as Deputy Communications Officer. Accordingly, after discussing the matter and the relevant documentation, and according to the favorable opinion of the Company’s People Committee (CDG), which, at its 6th Meeting held on December 11, 2023, considered that the appointments complied with the provisions of Federal Laws 6,404/1976 and 13,303/2016, the Company’s Bylaws, and other applicable regulations, the Board of Directors, in the exercise of its responsibilities, unanimously reelected for the 2024-2025 term of office, which covers the period from January 01, 2024 to December 31, 2025: as CEO, Daniel Pimentel Slaviero, Brazilian, married, business administrator, holder of identification document (RG) number 5.705.936-2 SSP/PR, inscribed in the register of individual taxpayers (CPF/MF) under number 004.764.159-26, resident and domiciled at Rua Saldanha Marinho nº 1918, ap. 07, Bigorrilho, Curitiba - PR, CEP 80730-180; as People and Corporate Management Officer, Ana Letícia Feller, Brazilian, married, lawyer, registered with the Paraná Bar Association (OAB/PR) under number 30.259, holder of identification document (RG) number 6.037.289-6 SSP/PR, inscribed in the register of individual taxpayers (CPF/MF) under number 023.908.399-75, resident and domiciled at Rua Senador Nereu Ramos nº 1055, Guabirotuba, Curitiba - PR, CEP 81510-070; as Chief Financial and Investor Relations Officer, Adriano Rudek de Moura, Brazilian, married, accountant, holder of identification document (RG) number 13.126.515-5 SSP/SP, inscribed in the register of individual taxpayers (CPF/MF) under

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COMPANHIA PARANAENSE DE ENERGIA - COPEL

Corporate Taxpayer’s ID (CNPJ/MF): 76.483.817/0001-20

PUBLICLY-HELD COMPANY

CVM Registration 1431-1

Company Registry (NIRE): 41300036535

number 037.059.028-73, resident and domiciled at Rua Oscar Borges de Macedo Ribas nº 135, ap. 3101, Campo Comprido, Curitiba - PR, CEP 81200-521; as Legal and Compliance Officer, Eduardo Vieira de Souza Barbosa, Brazilian, lawyer, registered with the Paraná Bar Association (OAB/PR) under number 48.709, holder of identification document (RG) number 6.214.620-6 SSP/PR, inscribed in the register of individual taxpayers (CPF/MF) under number 039.173.619-14, resident and domiciled at Rua Desembargador Motta nº 3464, ap. 503, Mercês, Curitiba - PR, CEP 80430-232; New Businesses Officer, Cassio Santana da Silva, Brazilian, married, business administrator, holder of identification document (RG) number 26.598.852-4 SSP/SP, inscribed in the register of individual taxpayers (CPF/MF) under number 271.556.568-28, resident and domiciled at Rua Waldomiro Antonio Dalarmi nº 2, casa 3, Santa Felicidade, Curitiba - PR, CEP 82015-700; as Deputy Governance, Risks, and Compliance Officer, Vicente Loiácono Neto, Brazilian, single, lawyer, registered with the Paraná Bar Association (OAB/PR) under number 43033, holder of identification document (RG) number 7.067.850-0 SSP/PR, inscribed in the register of individual taxpayers (CPF/MF) under number 041.329.709-81, resident and domiciled at Rua Guaianazes nº 1045, ap. 23, Portão, Curitiba - PR, CEP 80320-114; as Deputy Communications Officer, David Campos, Brazilian, divorced, journalist, holder of identification document (RG) number 4.496.543-7 SSP/PR, inscribed in the register of individual taxpayers (CPF/MF) under number 726.394.319-00, resident and domiciled at Rua Brigadeiro Franco nº 1608, ap. 602, Centro, Curitiba - PR, CEP 80420-200; and elected as Deputy Regulation Officer, Fernando Antonio Gruppelli Junior, Brazilian, married, electrical engineer, holder of identification document (RG) number 4.105.321-6 SSP/PR, inscribed in the register of individual taxpayers (CPF/MF) under number 703.340.219-87, resident and domiciled at Rua Frei Tarcísio Mastena nº 352, casa 4, Santa Felicidade, Curitiba - PR, CEP 82320-150. It was recorded that the elected Executive Officers will take office within the deadlines established by relevant legislation.

3. Discussion about the revision of the Statutory Bodies’ Compensation Policy - Update for compliance with Securities and Exchange Commission (SEC) Regulations, Mr. Adriano Rudek de Moura, Chief Financial and Investor Relations Officer, together with his team, presented the proposal to include the guideline for the variation compensation recovery eligible in NPC 0321 - Statutory Bodies’ Compensation Policy, for compliance with Securities and Exchange Commission (SEC USA) Regulations when presenting or updating financial statements that trigger recovery. After discussing the matter, which is detailed in the material provided and remains under the custody of the Corporate Governance Department (SEC), and considering the favorable recommendation of the Company’s Executive Board, recorded in its 2582nd Meeting held on December 08, 2023, the Board of Directors unanimously approved the inclusion of the guideline for an eligible variable compensation recovery, as presented.

4. Discussion about the update of the Integrated Corporate Risk Management Policy, Mr. Vicente Loiácono Neto, Deputy Governance, Risks, and Compliance Officer, accompanied by his team, presented the review of the Integrated Corporate Risk Management Policy (NPC 0104), justifying the updates. The members of the Statutory Audit Committee were then heard, presenting their considerations on the matter, which was discussed and recorded in its 293rd Meeting, held on December 12, 2023. After discussing the matter, which is detailed in the material provided and remains under the custody of the Corporate Governance Department, and considering the favorable recommendation of the Company’s Executive Board, recorded in its 2582nd Meeting held on December 08, 2023, the Board of Directors approved the matter as presented.

5. Hiring of Independent External Audit Services, Mr. Adriano Rudek de Moura, Chief Financial and Investor Relations Officer, presented information about the hiring of independent external audit services given that the current contract ends with the audit for the 2023 fiscal year. He informed that the technical and commercial proposals were analyzed by the Statutory Audit Committee, under item I of Article 12 of its Internal Regulations, and recommended to the Board of Directors the hiring of PricewaterhouseCoopers Auditores Independentes Ltda. to provide independent external audit services, starting with the audit for the first quarter of 2024 for a period of 5 (five)

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COMPANHIA PARANAENSE DE ENERGIA - COPEL

Corporate Taxpayer’s ID (CNPJ/MF): 76.483.817/0001-20

PUBLICLY-HELD COMPANY

CVM Registration 1431-1

Company Registry (NIRE): 41300036535

fiscal years. After analyzing the matter and taking into consideration the recommendation of the Statutory Audit Committee issued in its 293rd Meeting held on December 12, 2023, the Board of Directors accepted the results of the selection and authorized the hiring of PricewaterhouseCoopers Auditores Independentes Ltda. (PWC) to perform independent external audit services for the 2024 to 2028 fiscal years, starting with the audit for the first quarter of 2024.

The other topics addressed at this meeting were omitted from this certificate due to legitimate caution, based on the duty of confidentiality, in compliance with the head section of article 155 of Law 6,404/76, as they represent the Company’s internal interests, therefore lying outside the scope of the rule contained in Paragraph 1 of Article 142 of said Law.

Attendance: MARCEL MARTINS MALCZEWSKI (Chair); MARCO ANTÔNIO BARBOSA CÂNDIDO; FAUSTO AUGUSTO DE SOUZA; FERNANDO TADEU PEREZ; GERALDO CORRÊA DE LYRA JUNIOR; JACILDO LARA MARTINS; LUCIA MARIA MARTINS CASASANTA; MARCELO SOUZA MONTEIRO; and AMILTON PAULO DE OLIVEIRA (Secretary).

AMILTON PAULO DE OLIVEIRA

Secretary to Copel’s Corporate Governance Department

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date December 18, 2023

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Daniel Pimentel Slaviero
Daniel Pimentel Slaviero Chief Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.